FOR IMMEDIATE RELEASE:

Afya Limited Announces Vice President of Innovation & Digital Services Transition Plan

January 19th 2022, Afya Limited, or Afya (Nasdaq: AFYA), today announced that Júlio de Angeli, its Vice President of Innovation & Digital Services, notified the company of his intention to leave for personal reasons. Mr. de Angeli will remain in the company to ensure an effective transition of his duties until the end of January 2022. “We are grateful for the time Mr. de Angeli has spent with us developing our digital services strategy and we wish him all the best” said Virgilio Gibbon, CEO of Afya.

Afya also announced that Lelio de Souza, who has joined Afya effective as of November 2021, will assume the position of Vice President of Digital Services Officer effective as of today.

Virgilio Gibbon, Afya’s Chief Executive Officer, said, “Lelio’s extensive digital background will be a key asset to Afya as we continue driving our digital services strategy for long-term growth and profitability”

Lélio de Souza Junior has 22 years of experience in tech companies. Before joining Afya, he served as CEO for Intelie for 5 years, where he had the chance to support the internationalization of the company, the acquisition process by RigNet (later on acquired by Viasat, NASDAQ: VSAT) and to experience a very well succeeded growth history. Prior to that, Lelio served as a Corporate Officer at TOTVS from 2008 – 2016 and also as Senior Manager in Accenture from 2000-2008. Lelio holds a bachelor’s degree in Mechanical Engineering from the Federal University of Minas Gerais (UFRJ) and executive programs degrees from University of Wharton, Pennsylvania, USA and Insper, São Paulo, Brazil.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br